UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Copenhagen, 13 July 2026 – Cadeler has signed an EIFO-backed senior secured green term loan facility of EUR 247 million to finance in part the construction of its third A-class newbuild offshore wind installation vessel, Wind Apex, with delivery expected in Q2 2027.

The 12-year facility is supported by the Export and Investment Fund of Denmark (EIFO) and has been designated as green financing under Cadeler's Green Finance Framework.

The Hongkong and Shanghai Banking Corporation Limited, Singapore Branch acted as Coordinator, Mandated Lead Arranger, Facility Agent, Security Agent and EIFO Agent. The lending syndicate comprises HSBC, KfW IPEX-Bank, Coöperatieve Rabobank U.A. and DNB Bank ASA.

Commenting on the financing, Mikkel Gleerup, CEO of Cadeler, says: “We are pleased to have secured this financing for Wind Apex together with a strong group of international banking partners. We greatly value our longstanding relationship with EIFO and appreciate their continued support for Cadeler's growth. Their backing, together with that of our lending partners, reflects continued confidence in Cadeler and our ability to deliver the offshore wind installation capacity our customers need.”

Peter Boeskov, COO at EIFO Large Corporates comments: “Strengthening Danish companies and supply chains in the energy transition is a strategic priority for EIFO. Cadeler exemplifies how quickly Danish expertise can scale globally, now operating the world’s largest installation fleet for offshore wind. With this third transaction, we reaffirm our long-term commitment to supporting Cadeler's continued growth.”

For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2026                 CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

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